Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

TransGlobe Energy Corporation (“TransGlobe”)
Suite 900, 444-5 Avenue SW
Calgary, Alberta T2P 2T8

Item 2	Date of Material Change

October 14, 2022

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through the facilities of NewsFile and through the facilities of Regulatory News Service on October 14, 2022 and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

Item 4	Summary of Material Change

On October 13, 2022 (the “Effective Date”), VAALCO Energy, Inc. (“VAALCO”) and VAALCO Energy Canada ULC (“AcquireCo”) completed the previously announced business combination (the “Arrangement”) with TransGlobe whereby AcquireCo, an indirect wholly-owned subsidiary of VAALCO, acquired all of the issued and outstanding TransGlobe common shares and TransGlobe became an indirect wholly-owned subsidiary of VAALCO, pursuant to an arrangement agreement entered into by VAALCO, AcquireCo and TransGlobe on July 13, 2022 (the “Arrangement Agreement”). The Arrangement was completed by way of a court approved plan of arrangement under the Business Corporations Act (Alberta).

At the effective time of the Arrangement, each common share of TransGlobe (the “TransGlobe Shares”) issued and outstanding immediately prior to the effective time of the Arrangement was deemed to be transferred and assigned to AcquireCo in exchange for 0.6727, (the “Exchange Ratio”) of a share of VAALCO common stock, par value US$0.10 per share, of VAALCO (each a “VAALCO Share”). No fractional shares of VAALCO Shares were issued in the Arrangement, and TransGlobe’s registered shareholders received cash in lieu of any fractional shares of VAALCO Shares.

The total number of VAALCO Shares issued to TransGlobe’s shareholders was approximately 49 million.

Pursuant to the Arrangement Agreement, each option to acquire TransGlobe shares granted under the TransGlobe stock option plan, amended May 10, 2016, that was outstanding at to the effective time was deemed to be fully and unconditionally vested and exercisable and cancelled in exchange for a cash payment from TransGlobe equal to the amount (if any) by which (x) the product of the volume weighted average price of a VAALCO Share on The New York Stock Exchange (the “NYSE”), rounded to four decimal places, determined without regard to after hours trading or any other trading outside of the regular trading session trading hours for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the effective date, as reported by Bloomberg (“Closing VWAP”) multiplied by the Exchange Ratio exceeds (y) the exercise price thereof.

Pursuant to the Arrangement Agreement, each (i) deferred share unit (each, a “DSU”) issued under the TransGlobe DSU plan, dated May 20, 2014 (the “TransGlobe DSU Plan”), held by persons other than the three directors of TransGlobe who were appointed to the VAALCO board of directors; (ii) performance share unit (each, a “PSU”) issued under TransGlobe’s PSU plan, dated May 16, 2014 and amended March 8, 2017 (the “TransGlobe PSU Plan”), held by TransGlobe’s departing employees; and (iii) restricted stock unit (each, a “RSU”) issued under TransGlobe’s RSU plan, dated May 16, 2014 and amended May 10, 2016 (the “TransGlobe RSU Plan”), held by TransGlobe’s departing employees, were, in each case, deemed to be fully and unconditionally vested (at the applicable vesting percentage, in the case of PSUs) and cancelled in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio. All DSUs, PSUs and RSUs not described in the preceding sentence that were outstanding immediately prior to the effective time remain outstanding and the terms of such DSUs, RSUs and PSUs will continue to be governed by the applicable plan, as amended. Each of the TransGlobe DSU Plan, TransGlobe RSU Plan and TransGlobe PSU Plan were amended on October 13, 2022 so as to substitute for TransGlobe Shares underlying such DSU, RSU and PSU, a number of VAALCO Shares rounded down to the nearest whole number equal to (a) the number of TransGlobe Shares underlying such DSU, RSU or PSU, multiplied by (b) the Exchange Ratio.

The Arrangement was approved by the TransGlobe shareholders at a special meeting held on September 29, 2022.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached hereto.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

No significant facts remain confidential and no information has been omitted in this material change report.

Item 8	Executive Officer

For further information, contact Ronald Bain at VAALCO@VAALCO.com.

Item 9	Date of Report

October 14, 2022

SCHEDULE A

NEWS

RELEASE

(see attached)